SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Thorne Healthtech, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

885260 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

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CUSIP No. 885260 109

1	NAMES OF REPORTING PERSONS Mitsui & Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,730,750 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,730,750 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,730,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.9% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 56,515 shares of common stock issuable upon the exercise of warrants.
(2)

All percentages calculated in this Schedule 13G are based upon 52,545,305 shares of common stock outstanding as of November 10, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

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CUSIP No. 885260 109

Item 1.

(a)	Name of Issuer:

Thorne Healthtech, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

152 W 57th Street, New York, NY 10019

Item 2.

(a)	Name of Person Filing:

Mitsui & Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence

2-1 Ohtemachi 1-Chome, Chiyoda-ku, Tokyo, 100-8631 JAPAN

(c)	Citizenship:

Japan

(d)	Title of Class of Securities:

common stock, par value $0.01 per share

(e)	CUSIP Number:

885260 109

Item 3. If this statement	is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5-9 and 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

  Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

  Not Applicable.

Item 9.	Notice of Dissolution of Group.

  Not Applicable.

Item 10.	Certification.

  Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

MITSUI & CO., LTD.

By:	/s/ Toshitaka Inuzuka
Name: Toshitaka Inuzuka
Title: General Manager, NutriScience Division